Exhibit 99.1

Copernic Inc. Announces the Consolidation of its Operations

Montreal, Canada – November 11, 2008 – Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leading software development company specializing in internet, desktop and mobile search products, announced the consolidation of its operations. The Montreal office will be closed and Sales, Finance and Administrative functions will be transferred to its Quebec City offices prior to the end of the first quarter in 2009.

“While we regret the termination of our Montreal based employees, centralizing our operations in Quebec City will result in cost improvements, enhance operating synergies and further the achievement of generating profits to our shareholders in the near term”, stated Marc Ferland, President and CEO of Copernic Inc.

In addition Eric Bouchard, Vice President Marketing and Officer of the Company, for personal reasons will not be renewing his employment contract which expires at year end with the Company.

“We thank Eric Bouchard and our Montreal employees for their many years of service to the Company, and wish them well in their future endeavours”, stated Mr. Ferland.

Furthermore, Mr. David Goldman, Executive Chairman of the Board, has become Non-Executive Chairman  and the Officers of the Company are Marc Ferland, President and Chief Executive Officer, Claire Castonguay, Vice President Finance and Controller, Benoit Godbout, Chief Technology Officer and Dennis Dion, Vice President Sales.

About Copernic Inc.

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mamma.com and www.copernic.com.

With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. Additionally, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide through its well established media placement channels. Copernic handles over one billion search requests per month and has media placement partnerships established not only in North America, but also in Europe and Australia.
More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR MORE INFORMATION CONTACT:
Copernic Inc.
Marc Ferland
Chief Executive Officer
Telephone Toll Free:  (877) 289-4682 #139
Telephone Local:  (514) 908-4339
Email:  mferland@copernic.com
Website:  www.copernic-inc.com